INDUSTRIAL
                    TRAINING
                    CORPORATION

                    13515 Dulles Technology Drive
                    Herndon, VA  20171-3413
                    (703) 713-3335 o (800) 638-3757        PRESS
[GRAPHIC OMITTED]   http://www.itcactiv.com                RELEASE

    NASDAQ:  ITCC

         January 3, 1997                        Contact: Frank A. Carchedi, CFO
                                                         (800) 638-3757
                                                         (703) 713-3335

                            ITC ANNOUNCES ACQUISITION
                             OF ANDERSON SOFT-TEACH

Herndon, VA - ITC, a worldwide training company specializing in interactive multimedia training courseware, announced today that it has closed on the acquisition of Anderson Soft-Teach (Anderson), a leading developer, producer and distributor of networkable multimedia training solutions for computer skills training and on-line electronic performance support systems (EPSS). Pursuant to the acquisition agreement, ITC purchased all outstanding stock of Anderson for a combination of $4,500,000 and 300,000 shares of ITC stock. The acquisition significantly expands the distribution resources of ITC in the services market and the ability of the Company to provide just-in-time training solutions. Anderson survives as a wholly-owned subsidiary and will continue to operate as Anderson Soft-Teach.

ITC Chief Executive Officer, J. H. (Bill) Walton, stated that, "The acquisition of Anderson provides us with substantial resources in the production and distribution of training products, and most importantly, supports our strategy to move the company more deeply into the information technology training market. We are extremely pleased to join forces with another leader in the multimedia training industry, and we expect to rapidly capitalize on this important growth opportunity."

Warren E. Anderson, founder and CEO of Anderson Soft-Teach, located in Los Gatos, California, stated that, "We are excited to join with ITC in pursuing our shared strategy in information technology training. Both ITC and Anderson have long-standing and well-recognized commitments to innovative products and outstanding customer service. We look forward to working together to expand our leadership positions in the industry."

ITC is a developer of workplace training for business, education, and government and is based in Herndon, Virginia. With over 4,000 users around the world, ITC provides products and services solutions that improve employee productivity and skills and is recognized for excellence in quality and support. ITC offers the largest library of interactive CD-ROM multimedia programs available today, with over 1,500 hours of training on Personal Computer Skills, Regulatory Compliance, Technical Skills and Basic Skills. ITC (Industrial Training Corporation) is a publicly owned company that is traded on the NASDAQ exchange under the symbol--ITCC.